FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November, 2004

AUDIOCODES LTD.

(Translation of registrant’s name into English)

1 Hayarden Street. Airport City, Lod 70151• ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  √    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  √

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 __

On November 16, 2004, AudioCodes Ltd. (the “Company”) issued a press release announcing that the initial purchasers in the recently completed private offering of $100 million aggregate principal amount of its 2% Senior Convertible Notes due 2024 have purchased an additional $25 million principal amount of the notes as a result of their exercise in full of an option to purchase additional notes granted to them in the private offering.  The notes were offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended.  A copy of this press release is annexed hereto as Exhibit 1.

The following document is attached hereto and incorporated by reference herein:

Exhibit 1.

Press Release, dated November 16, 2004, announcing that the initial purchasers in the recently completed private offering of $100 million aggregate principal amount of its 2% Senior Convertible Notes due 2024 have purchased an additional $25 million principal amount of the notes as a result of their exercise in full of an option to purchase additional notes granted to them in the private offering.

The information set forth in the first and second paragraphs of the press release attached as Exhibit 1 to this Report on Form 6-K is hereby incorporated by reference into (i) the Registrant’s Registration Statement on Form F-3, Registration No. 333-117703; (ii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-11894; (iii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-13268; (iv) the Registrant’s Registration Statement on Form S-8, Registration No. 333-13378; and (v) the Registrant’s Registration Statement on Form S-8, Registration No. 333-105473.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.

(Registrant)

By:

/s/ Nachum Falek

Nachum Falek

Chief Financial Officer

Dated:

November 16, 2004

EXHIBIT INDEX

Exhibit No.

Description

1.

Press Release, dated November 16, 2004, announcing that the initial purchasers in the recently completed private offering of $100 million aggregate principal amount of its 2% Senior Convertible Notes due 2024 have purchased an additional $25 million principal amount of the notes as a result of their exercise in full of an option to purchase additional notes granted to them in the private offering.